Exhibit 14.1

KEY ENERGY SERVICES

CODE OF BUSINESS CONDUCT

LETTER FROM OUR CEO

We are privileged to work in the exciting and ever-changing oil and natural gas services industry. With our dedication to doing the right thing and always acting with ethics and integrity, we are able to respond to the needs of our customers, while maintaining the trust of all of our stakeholders and ensuring the safety of all of our employees. We are united, working as one company toward shared goals.

Our Code of Business Conduct is a guide for incorporating our Core Values of Safety, Ethics and Integrity, Respect, Performance, Teamwork and Community into our everyday work lives. Our Code explains the expectations to which we are all accountable. Maintaining our reputation for ethical behavior depends on our commitment to following the standards set forth in our Code. We must never take shortcuts or give in to pressure that sacrifices our commitment to act in accordance with laws, regulations, Company policies and our Core Values.

Please take time to read through the information presented here. If you have questions or concerns, speak up. We depend on you to share information with us related to suspicious behavior of any kind so that we can work to resolve the behavior immediately. Every report we receive is important and is treated with respect, and we do not tolerate retaliatory acts.

We work in an intensely competitive industry. We can set ourselves apart through a commitment to always do the right thing and to consider the impact our decisions have on our stakeholders. Together, we serve the oil and natural gas services industry with both passion and integrity. After all, Honoring the Code Is Key.

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THE KEY WAY:

OUR MISSION, STRATEGIC VISION, CORE VALUES, AND EXPECTATIONS

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TABLE OF CONTENTS

Letter from Our CEO	i

The Key Way: Our Mission, Strategic Vision, Core Values, and Expectations	ii

Introduction	1

Our Code’s Purpose	1
Our Code Applies to All	1
We Have an Obligation to Speak Up	1
We Respect the Reporter	3

Safety and Performance: The Way to Secure and Measure Our Success	4

We Put Safe Working Conditions First	4
We Do Not Tolerate Substance Abuse	4
We Do Not Tolerate Violence or Threats of Violence	5
We Maintain Accurate and Complete Records	5
We Audit Our Performance and Cooperate in Investigations	6

Respect, Ethics and Integrity: The Way to Retain the Best and Assure Our Success	6

We Respect Individuality	6
We Uphold Human Rights	8
We Avoid Conflicts of Interest	8
We Prevent Bribery and Corruption	10
We Think Before Giving or Accepting Gifts and Entertainment	11
We Protect Key’s Property and Information	12
We Avoid Insider Trading	15
We Respect Third-Party Information	16
We Compete Fairly	16
We Respect and Abide by Trade Laws	17

Teamwork and Community: The Way to Empower and Share Our Success	19

We Think about Our Global Footprint	19
We Have a Corporate Social Responsibility	19
We Consider Key’s Reputation in the Community	19

Waivers	21

Ethics Hotline and Ethics Website Contact Information	22

Certification	23

Exhibit 14.1

INTRODUCTION

OUR CODE’S PURPOSE

At Key Energy Services, we believe in doing the right thing, every time. This is what it means to operate theKeyWay. Our Code gives us the guidance and support we need to conduct our business responsibly, ethically and legally. These things are critical to achieving excellence.

By clearly explaining our standards and Core Values, our Code will show us how to keep the trust we have built with our shareholders, customers, business partners and each other. Before you make a decision, stop and ask the following questions:

•	“Will this choice honor the Code and Key?”

•	“Could this choice hurt other employees, customers, suppliers or investors?”

•	“Could this choice hurt the Company’s reputation or cause people to lose confidence in the Company?”

OUR CODE APPLIES TO ALL

We all have a duty to uphold our Code. Our Code applies to all Key employees at all levels, including our officers, as well as to our Board of Directors. Similarly, we aim only to do business with suppliers, agents, business partners, consultants and licensees who share our principles.

While we’re all expected to follow theKeyWay and the principles in our Code, our supervisors and managers have additional responsibilities. They must lead by example, always demonstrating a commitment to integrity. Supervisors and managers can do this by:

•	Maintaining an open-door environment where employees feel comfortable asking questions and raising concerns

•	Ensuring that all employees are properly trained on our Code and other relevant policies

•	Knowing when to escalate issues so that our Company can address and correct them quickly

•	Never taking—or allowing—any retaliatory action against anyone for making a good faith report about suspected misconduct

WE HAVE AN OBLIGATION TO SPEAK UP

Our Code provides guidelines and solutions for some of the more common ethical dilemmas we might face. Because no document can answer every question or predict every situation, you may need to ask a supervisor or manager for help. If you are ever unsure about the right choice, ask before you take action. If you ever have a concern or think misconduct may be occurring—whether it relates to you, your supervisor or anyone else—speak up. By asking questions and reporting misconduct, we help keep our Company focused on doing the right thing.

Violations of our Code carry serious consequences for the individuals involved, including the potential for criminal and civil penalties, and separation of employment if permitted by law. Violations harm our coworkers, our Company’s reputation and may result in compromised safety or a loss of business. Think carefully before you act.

Q: Demitri was just told by a Rig Supervisor, Bruce, to do something he feels violates our Code, but he’s afraid that if he reports it to the District Manager, he’ll be taken off the rig. Demitri thinks to himself, “Bruce’s rig is the only one working right now. If I lose this position, I won’t get any hours.” What should Demitri do?

A: Demitri should share his suspicions about a Code violation immediately. If he’s not comfortable discussing his concerns with the District Manager, Human Resources or Health, Safety and Environment, he should contact the Ethics Hotline. All calls to the Ethics Hotline may be made anonymously and are kept confidential to the greatest extent possible. Demitri should be confident that our Company prohibits retaliation, but if he feels he’s being treated differently after calling the Ethics Hotline, he should report it immediately.

Q: Where can I find Company policies?

A: The most up-to-date policies are located on our Company intranet site. If you do not have access to the intranet, you can ask your manager or Human Resources for copies of applicable policies.

You should direct any questions or concerns to any of the following resources:

•	Your supervisor or manager

•	Chief Compliance Officer, at +1-713-651-4300 or cco@keyenergy.com

•	Marketplace/Local Human Resources

•	Senior Director, Human Resources (Domestic or International), at +1-713-651-4300

•	Internal Audit, at +1-713-651-4300

•	Director of Loss Prevention, toll-free at +1-866-902-3438Ethics Committee

•	In writing: Ethics Committee, Key Energy Services, 1301 McKinney Street, Suite 1800, Houston, Texas 77010

•	By email: ethics@keyenergy.com

•	By fax: +1-432-618-3521

We offer a toll-free Ethics Hotline and an Ethics Website, which are operated by an independent third party company. These are available 7 days a week, 24 hours a day, 365 days a year. You have the option to provide information anonymously regarding your concern or question, in accordance with local law.

For contact information, see the Ethics Hotline call list and the Ethics Website address at the end of our Code.

Regardless of how a report is submitted, Key will investigate all reports And will take all appropriate actions to address issues and prevent future misconduct.

WE RESPECT THE REPORTER

We do not tolerate retaliation against anyone who makes a good faith report or participates in an investigation. A good faith report means you have given all the information you have and you believe it to be true. It doesn’t matter whether or not the claim turns out to be an actual violation of our Code. What matters is your honest intent when you make the report.

To be clear, acts of retaliation include any attempts at lashing out against a person who makes a report or participates in an investigation. Examples of retaliation include the following:

•	Demotion

•	Denial of promotion

•	Reducing hours

•	Firing

•	Assigning the person less desirable tasks

•	Harassment

Anyone who retaliates against another person for making a report or participating in an investigation will face disciplinary measures. This discipline could even include separation of employment, if permitted by law.

Q: Last month, Eric called the Ethics Hotline anonymously. He was concerned that his manager was using a cleaning service that was owned by one of his manager’s relatives. The matter was investigated, and Eric felt appropriate action was taken. Since then, Eric has being assigned to the older equipment and the less desirable jobs. These assignments have begun to affect his job performance. He’s concerned that people know he called the Ethics Hotline and that he’s being treated differently for doing so. What should he do?

A: Eric should report his concerns immediately. Because his manager is involved, he should contact Human Resources or call the Ethics Hotline again. A thorough investigation will take place to find out why his work environment is different. If the investigation determines that retaliation is taking place, appropriate action will be taken to ensure the retaliatory behavior stops.

SAFETY AND PERFORMANCE:

THE WAY TO SECURE AND MEASURE OUR SUCCESS

WE PUT SAFE WORKING CONDITIONS FIRST

Keeping our people and work sites safe protects all of us, allows us to be more productive and helps make our business successful. Safety is always our top priority. We all share responsibility for promoting a working environment that is free of accidents and unsafe acts. We must take ownership of our own safety, that of our team and others working around us. We can do this by:

•	Work together to follow all safety laws, regulations, policies and procedures in the locations where we do business

•	Complete all required safety training in a timely manner

•	Properly use, maintain and secure tools, equipment and vehicles

•	Wear proper protective equipment

•	Seek help if we’re unsure about how something works

•	Report any incidents and unsafe conditions as soon as we become aware of them

•	Invoke stop work responsibility and initiate the stop work authority process when appropriate

Remember that nothing is so important that we can’t take the time to do it safely. For additional guidance, see our Employee Safety Handbook.

WE DO NOT TOLERATE SUBSTANCE ABUSE

Illegal use or misuse of drugs and alcohol can have serious effects on the health and safety of our fellow employees, as well as on the Company’s efficiency and productivity. Do not use, possess, sell, purchase, distribute or be under the influence of illegal drugs or alcohol while performing work for Key or operating a Company vehicle, whether on Company property or not. Do not be under the influence of legal substances that affect our performance or that pose a threat to our safety or the safety of those around us.

For further guidance, see our Drug-Free Workplace Policy.

Q: Antonio was out of work last month with back pain. He was under a doctor’s care, but he has now been released to work again. His coworker, Matt, has noticed a real change in Antonio’s work pace and quality. Matt confronts Antonio about his concerns and asks if Antonio is taking anything that might be affecting his ability to perform his job safely. Antonio dismisses Matt’s concerns and tells Matt, “Man, I don’t use drugs! I’m taking some really great painkillers the doctor gave me, and he told me that I’d be fine taking them.” Matt is afraid Antonio could make a dangerous mistake. Is Antonio allowed to work under the influence of a prescribed medication?

A: While many prescription medicines are allowable and necessary, any substances that alter one’s alertness and ability to perform work safely are not acceptable at work. Ensuring a work environment free of incidents and unsafe acts is crucial at Key. Matt should immediately report his concerns about Antonio to a manager, Health, Safety and Environment, or the Ethics Hotline, so a Company representative can take appropriate action to ensure Antonio’s safety as well as the safety of his coworkers. Upon his return to work, Antonio should have told his manager that he was taking medication that could affect his ability to do his job safely. It is not a violation of Company policy to take lawfully prescribed medications in accordance with a doctor’s instructions. It is, however, a violation of Company policy to be under the influence of such medication on the job if it jeopardizes the safety of our employees or the public at large.

Q: When Alex arrived on location this morning, he noticed that Steve smelled heavily of alcohol and his speech was slurred. Then, he heard Steve bragging to a coworker about how he hadn’t gone to sleep the night before and had come straight to work from a party. Alex is concerned that Steve might be under the influence of alcohol and could hurt himself or someone else on the crew. What should Alex do?

A: Alex should report his concerns to his supervisor immediately. Depending on the circumstances, Steve may be required to take an alcohol test and may be relieved of his safety-sensitive job duties until a determination can be made about his future employment. Employees are not permitted to work under the influence of alcohol.

WE DO NOT TOLERATE VIOLENCE OR THREATS OF VIOLENCE

We all deserve to feel safe and secure at work. There is no room for violence or even threats of violence in a safe workplace. Do not use violence or threatening language to solve disagreements. Unless otherwise permitted by law and Company policy, never bring weapons of any kind—or use any item as a weapon—on Company or customer property. Remember that this type of behavior not only violates Key’s ethical standards and policies, but in many cases, is also against the law.

WE MAINTAIN ACCURATE AND COMPLETE RECORDS

It’s our job to keep accurate, honest and complete records. Our business records include items such as timesheets, vendor contracts, invoices, work tickets, driver logs, safety records, environmental records, expense reports, operating reports and financial reports we file with government agencies.

We strictly avoid all of the following activities:

•	Making a false statement in Key’s name, whether verbally or in writing

•	Hiding Company funds

•	Mischaracterizing a Company transaction

•	Creating an undisclosed or unrecorded fund account

•	Knowingly allowing an illegal activity to occur

If you notice any accounting or auditing irregularities, or if you suspect fraud by individuals responsible for accounting or financial reporting, you should report your observation to the Chief Compliance Officer or the Ethics Hotline.

Records Management

The content of our books and records is crucial. After all, our records store important business information, enabling us to look back on agreements, payments and finished projects. To make the most of these documents, we must store them in an organized fashion. This allows us to access them quickly if they are ever needed for an audit, investigation or lawsuit. This emphasis on order will also help us meet our legal and regulatory requirements.

For this purpose, we provide records management policies and retention schedules to guide you. These schedules tell you how long to keep business records in accordance with legal and regulatory recordkeeping requirements. As part of our recordkeeping requirements, you might be asked to cooperate with a legal hold. A legal hold will originate from the Legal Department, and will apply to records connected with actual or expected litigation. If you believe that anyone has improperly concealed, altered or destroyed a record, you should report it to the Legal Department or the Ethics Hotline.

Review of Legal Documents

Key’s Legal Department must review all agreements, contracts and other legal documents which bind the Company or its assets, before the documents are signed. In some cases, the Legal Department may prepare standard forms of agreements for employees to use without further review by the Legal Department.

WE AUDIT OUR PERFORMANCE AND COOPERATE IN INVESTIGATIONS

The Board of Directors provides leadership to oversee our Code. Directors support our compliance program and ensure that we all promote ethical behavior at Key. The Ethics Committee and the Internal Audit Department monitor and periodically audit the Company’s business conduct to make sure we are all honoring our Code. If you are asked to participate in an audit, you should cooperate fully and communicate honestly.

You may receive a request for documents or a request to meet with regulators or lawyers regarding a legal proceeding or government investigation. If you receive such a request, you should contact the Legal Department for guidance. All employees are expected to cooperate with the Company during legal proceedings and investigations by providing truthful and complete information.

RESPECT, ETHICS AND INTEGRITY:

THE WAY TO RETAIN THE BEST AND ASSURE OUR SUCCESS

WE RESPECT INDIVIDUALITY

Respect is one of our Core Values. We all deserve to be treated fairly. We value diversity of both people and ideas. We make employment-related decisions based on relevant qualifications, merit, performance and other job-related factors, and not based on discriminatory or unlawful considerations. We provide equal employment and advancement opportunities to all employees and applicants for employment.

Key also forbids all forms of harassment, whether physical or verbal. Generally speaking, harassment is any unwelcome behavior toward another person that creates an intimidating, hostile or offensive work environment, interferes with an individual’s work performance in an unreasonable way or affects an individual’s employment opportunities. It is important to remember that harassment, sexual or otherwise, is determined by how your actions impact others, regardless of your intentions. While the legal definition of harassment may vary by location, we consider the following behavior to be inappropriate:

•	Unwanted sexual advances or physical contact and inappropriate references to body parts

•	Threats, hazing, humiliating, intimidating or offensive comments

•	Insults, jokes or derogatory remarks related to race, ethnicity, gender or religion

•	Distributing or displaying offensive material

•	Showing hostility towards others because of individual characteristics

If you know or suspect that illegal discrimination or harassment has occurred, immediately contact a supervisor, manager, Human Resources or the Ethics Hotline. All reports will be investigated and disciplinary action will be taken when necessary. You will not experience retaliation for making a good faith report regarding discrimination or harassment. Before engaging in questionable conduct, ask yourself: “Will this word or action show respect to my coworker?”

Q: Karen just accepted a job with Key and works closely with Mike. She understands that she has chosen a job that has traditionally been performed by males, but she has always had outstanding mechanical skills, and she knows she can do this job well. Her biggest concern is the way Mike treats her. He calls her “Baby,” pats her rear-end and asks her questions about her personal life. He even says crude sexual things, but is always quick to follow those comments up with “just kidding.” Karen didn’t come to work to flirt. She came to Key to do a job, and Mike makes her very uncomfortable. However, they have to work closely together, so she is unsure about how to handle this. She doesn’t want to get on anyone’s bad side so early on. What should Karen do?

A: Karen should report this behavior immediately to her supervisor, manager, Human Resources or the Ethics Hotline. This type of behavior is inappropriate and not tolerated at Key. Karen can rest assured that Key enforces a no retaliation policy for those who make a report in good faith.

Q: Martin just joined a crew that has worked together for a long time. On his first day, he realized he didn’t fit in. He noticed that the crew was safe when performing work tasks, but when they stopped to eat lunch, the Operator poured ice water on Martin’s head. The crew constantly used vulgar language, made sexual jokes, made sexual gestures toward Martin and even touched Martin on his rear-end when he wasn’t looking. Martin feels himself getting very frustrated as the day progresses. What should Martin do?

A: Martin should report this behavior immediately to his supervisor, manager, Human Resources or the Ethics Hotline. Even though Martin is a man and other men are making these inappropriate remarks and gestures, Key does not tolerate this activity in the workplace. Our anti-harassment policy is the same regardless of the sex of the people involved. Martin should feel secure that Key enforces a no retaliation policy for those who make a report in good faith.

Q: Darren has recently been promoted. The employees assigned to his crew are less than thrilled over the new assignment because Darren shows his authority by yelling at the crew. When a crew member makes the slightest mistake, Darren launches insults, calls the male crew member a “girl” and even makes inappropriate sexual gestures—all in front of the rest of the crew. Darren laughs and appears to think it’s all a joke. The crew finds it disgusting and often discusses whether someone in Darren’s position should lead this way. Is Darren practicing good leadership?

A: Darren is not practicing good leadership. The crew could try talking to Darren about his inappropriate behavior. If that doesn’t work or isn’t practical, the crew should discuss the behavior with a manager or Human Resources, or may contact the Ethics Hotline. No employee, regardless of position, should harm a fellow employee by speech or physical action, even if it’s done in a joking manner. Not even horseplay is permitted.

WE UPHOLD HUMAN RIGHTS

Across the globe, Key is committed to upholding basic human rights. We condemn all forms of child or forced labor, and we fully support all laws establishing a minimum age for employment. We abide by wage and hour laws in the places where we do business. We provide safe and humane working conditions for our employees, and we recognize our employees’ right to freedom of association. We also expect the same commitments from our business partners and suppliers. As a result, we will never knowingly do business with anyone who violates basic human rights.

WE AVOID CONFLICTS OF INTEREST

It’s important to recognize and avoid conflicts of interest. A conflict of interest occurs any time our personal interests (or the interests of our close friends or family) interfere with what’s best for our Company. A conflict of interest makes it difficult to make objective decisions on Key’s behalf. The key to resolving conflicts of interest is disclosure, along with open and honest discussion. If you or another employee is involved in a situation that could be a conflict of interest, please talk to your supervisor or manager or to the Chief Compliance Officer, or call the Ethics Hotline, immediately. Remember that even the appearance of a conflict can be harmful to the Company’s reputation. Having a conflict of interest is not necessarily a violation of our Code, but failing to properly disclose it is. The Company periodically asks employees to submit information with regard to possible conflicts of interest. Providing timely, candid responses can help to keep potential conflicts from causing problems.

To help you recognize them, some of the more common conflict of interest scenarios are described below:

Competing with Key

We’re not permitted to engage in activities that compete with, or appear to compete with, our Company’s interests.

Taking personal advantage of corporate opportunities

We’re not permitted to take personal advantage of Key’s business opportunities or potential business opportunities. Instead, we must disclose such opportunities and get direction before acting for personal financial gain. Business opportunities include, but are not limited to, business deals, sales opportunities and real estate transactions.

Financial interests in customers, competitors or suppliers

Key encourages investments, but we must be sure our financial interests do not interfere with our ability to make unbiased decisions for Key. This means investments or ownership interests in any customer, competitor or supplier to Key are discouraged. As a guide, if you (or any of your close family members) have more than a one percent (1%) investment in any publicly traded company, you must disclose it to the Chief Compliance Officer and avoid participating in decisions Key makes with that company. Likewise, if you have an investment of any amount in a private company with which Key does business, you must disclose it to the Chief Compliance Officer and avoid participating in decisions Key makes with that company.

Q: Ramón is an engineer with Key. He’s become a valuable part of his team as he’s identified several cost-saving strategies and improved processes. Because of his team’s high regard for him, he’s often consulted when decisions are made regarding suppliers. One of the most recent bids comes from a company in which he holds stock. Selecting this supplier would increase the supplier’s profits and perhaps its stock price. Should Ramón report his stock ownership before a decision is made?

A: Yes. Ramón should report this conflict of interest to his manager. His stock ownership could influence his decision, leading him to make a choice based on personal gain, rather than the best interests of Key.

Working with friends and family

Working with personal friends, family members or someone with whom you have a romantic relationship can also pose problems for Key if we’re not careful. This can be true if our personal friends or family members work for a current or potential customer, competitor or supplier to Key, or if a personal or family relationship between Key employees exists. A family member includes your spouse, parent, child, sibling, in-law, niece or nephew, cousin, uncle or aunt, grandparent, grandchild, step-relative, half-sibling, cohabitant or domestic partner.

When family or romantic relationships exist at work, it can easily appear that one employee is receiving preferential treatment or favoritism. To avoid these problems, you should not be in a direct reporting relationship with any family member or someone with whom you have a romantic relationship. If you are in a position to influence an employment decision related to a family member or someone with whom you have a romantic relationship, tell your manager. Key will take steps to reassign one or both parties or put other controls in place to avoid the conflict of interest.

Similarly, if you are directly involved in vendor selection and a family member’s business is being considered, notify your manager immediately and remove yourself from the decision-making process.

Remember, the important thing is to avoid even the appearance of bias. If such a situation arises, you must disclose it. The Company will make decisions concerning these situations on a case-by-case basis.

Outside employment

While some of us may opt to take on additional employment from time to time, our primary employment loyalties must be to Key. This means we cannot work for a competitor, supplier or customer of Key. We must never use Key time or resources to conduct business for an outside company (including a personal business). When deciding whether to take outside employment, discuss your options with a manager in advance to make sure that no potential for conflict exists.

Q: Drew, a Winch Truck Driver, wants some extra cash to buy a boat so he decides to get a second job. He finds a job with a local trucking company and takes three night shifts a week. Because his job for Key requires only daytime hours, he doesn’t see that this night job will be a problem. In fact, he decides that his manager doesn’t need to know about his other job. Is it okay for Drew to hold an outside job while working with Key?

A: Drew must proceed with caution. His first loyalty must be to Key. If the night work causes him to be tired and less alert for his day job, it could endanger him and those around him. If he is a regulated driver, it might limit the number of hours he can drive for Key. He should ask his manager for guidance before accepting the second job to ensure his responsibilities with Key are put first.

Board membership

Serving on the board of directors for an outside company that does business with Key requires advance approval from the Legal Department. Our Company encourages us to be involved in our communities. One way to do this is by serving on a board of directors for a non-profit organization. This type of community service does not require prior approval, but you may only accept such a position if it does not interfere with your ability to do your job for Key.

WE PREVENT BRIBERY AND CORRUPTION

Our Company prohibits bribes, kickbacks and facilitation payments, whether done directly or through third parties like agents and joint venture partners. A bribe is anything of value given in an attempt to improperly influence a business outcome or gain an improper advantage. A kickback occurs when a portion of sales or profits is improperly returned, rebated or “kicked back” to the purchaser in exchange for making a business deal. Facilitating payments—sometimes called “grease payments”—are sums of money paid to speed up a routine service, such as connecting utilities or processing permits. Facilitating payments are typically paid in cash. Key does not allow facilitating payments under any circumstance even though they might be legal in some countries. In sum, we must not offer, pay, seek or accept a personal payment, gift or favor to gain any business advantage.

Interactions with government officials, including foreign officials, present particular challenges and risks. All Company employees, regardless of personal location, place of business or national origin, must comply with the U.S. Foreign Corrupt Practices Act (FCPA) because we are a U.S. company. The FCPA makes bribery of foreign government officials a crime. Government officials can include:

•	National or local elected or appointed government employees

•	Political candidates and members of political parties

•	Representatives and employees of government-owned or -controlled entities such as a national oil company or national utility

•	Employees of international quasi-governmental agencies like the United Nations or World Bank

Providing anything of value to a government official may be unacceptable depending on the circumstances. Accordingly, the rules for offering gifts and entertainment to government officials are very strict. No employee may ever offer, directly or indirectly, any form of gift, entertainment or anything of value (like a job or an internship) to any government official or his or her representatives or family members in order to obtain or retain business, improperly influence business decisions, or gain an unfair advantage. We also cannot allow our agents, consultants, vendors or other business partners to make such offers because the Company can be liable for the acts of our third parties. Thus, we must conduct appropriate due diligence on third parties, including third parties who deal with government officials on Key’s behalf.

All payments and gifts to, and entertainment of, government officials must be pre-approved by the Chief Compliance Officer, regardless of size or value, in accordance with the Company’s Travel, Gifts and Entertainment Policy.

Failure to adhere to anti-bribery laws or the FCPA can result in significant civil and criminal liability for our Company and its employees. Please refer to the Company’s FCPA Compliance Manual for more detailed information.

WE THINK BEFORE GIVING OR ACCEPTING GIFTS AND ENTERTAINMENT

One of the most common ethical situations we’re likely to face—and one of the easiest to confuse—is the question of gifts and entertainment. It’s very common to give and accept gifts and entertainment in business circles. It’s part of how we build relationships and show our appreciation for a job well done. Even so, we must be cautious. We never want to give anyone the impression that the gifts or entertainment are being given or accepted in order to improperly influence business decisions or gain an unfair advantage.

Although gifts clearly include goods and services, they can also include any other item of value. For example, if the person paying for a meal or entertainment does not attend the meal or entertainment, it is considered a gift. If, however, the person who is paying is also attending, it would be considered entertainment.

When giving and accepting gifts and entertainment, we may exchange common courtesies in accordance with business practice as long as they are:

•	Reasonable in value—that is, nothing lavish or excessive

•	Infrequent

•	Business appropriate

•	Legal

•	Permitted under both Key’s Code and Travel, Gifts and Entertainment policies and the recipient’s code of conduct and associated policies

•	Not cash or a cash equivalent (such as gift cards, stocks or other securities)

•	Not intended to influence a business decision

We must remember that there are very strict standards when accepting gifts, services, discounts, entertainment or any other item of value from our suppliers.

Also, it is extremely important that we always properly record gift and entertainment expenses and provide adequate supporting documentation. Our business expenses are always subject to internal and third party audits.

Situations may arise (particularly in certain geographic locations) when even politely turning down a gift or not giving a gift could damage a business relationship. If this happens to you, or if you think it could, you should discuss the specific situation with your manager or the Chief Compliance Officer. Regardless of the outcome, we must be sure the decision whether to give or accept such a gift is properly documented.

Please refer to the Company’s Travel, Gifts and Entertainment policy for more detailed information.

Q: Larry works in Supply Chain Management and has a good relationship with many of Key’s vendors. His input regarding the costs and benefits of different materials is part of the final decision regarding which vendors to retain. During the holiday season, one vendor sends him a gift card to a nice restaurant, encouraging Larry to enjoy a night out with his wife, on the vendor. It’s meant as a thank you for the relationship with Key over the past year. It’s a nice gesture, but for just a moment, Larry wonders if it’s also meant to influence future purchasing decisions. He wavers, but then Larry decides that it’s harmless to accept the gift card, which was surely meant in kindness. Was Larry correct in accepting a gift card from a vendor?

A: No matter what the vendor’s intentions are, Larry must not accept this gift card. Gift cards are treated the same as cash, which we are not permitted to give or accept. Although Larry may resist making decisions based on gifts, it’s not right to give the impression that we return favors based on gifts or free entertainment. Always follow Key’s guidelines for accepting and giving gifts and entertainment. It will help us maintain our reputation as an ethical company.

WE PROTECT KEY’S PROPERTY AND INFORMATION

We have a duty to protect our Company’s assets, use them only for legitimate business purposes, and safeguard them from damage, theft, loss or misuse. Assets include physical items such as vehicles, equipment, supplies, facilities, funds, computers, phones and documents. Assets also include intangible items such as company time, intellectual property, confidential information and information systems.

Physical Assets

We may not remove physical assets from Company property, other than for a business purpose, or use them for personal purposes.

Intellectual Property

Our Company has ownership rights to its intellectual property, which includes things like copyrights, patents, trademarks, design rights, logos and brands. We all have a duty to protect our intellectual property. Under law, the rights to all intellectual property created with Company materials, on Company time, at the Company’s expense or as part of our job duties, belong to Key.

Company Confidential Information

We must also protect the confidential, proprietary or trade secret information that gives us a competitive advantage. Here are some examples of the information we should all safeguard:

•	Customer lists

•	Organizational charts

•	Bids and tenders

•	Terms and conditions, rates, discounts or pricing offered to customers

•	Marketing and strategic plans

•	Technological developments

Never disclose any confidential information or ideas that we own without a clear business need and permission to do so from the Legal Department. In fact, you should assume that Company information is confidential unless you are certain that the information has been publicly released. While this certainly means not discussing our Company’s secrets with others, it also means properly securing your computer, documents and other sensitive materials. Avoid talking about such information in places where you can be overheard, including restaurants, restrooms, taxis, airplanes or elevators. Keep in mind that these rules apply even after your employment with Key ends. Honor the trust that Key has placed in you.

Personal Confidential Information

Because we respect one another, we make every effort to collect only the personal confidential information that is necessary to conduct business and to safeguard the information we collect. Examples of this information include the following:

•	Medical or health information

•	Insurance and other benefit information

•	Contact information, including addresses and phone numbers

•	Financial or bank account information

•	Government-issued identification, such as driver’s license, social security and passport numbers

No one should access potential, current or former employee records without proper authority. When access is permitted, care must be taken to protect such information from misuse. Many of the countries in which we operate have local laws about the transfer of personal information outside the country of origin. For questions regarding the transfer of private information, contact the Legal Department.

Information Systems

Another important part of protecting Key’s assets (both physical items and intangible items) means protecting its information systems. Our information systems are provided for authorized business purposes. We should protect these systems by:

•	Guarding both the physical equipment Key provides, as well as the information contained on that equipment

•	Following all security measures and policies for your computer system, portable electronic devices (including smart phones and iPads), laptops and other storage devices

•	Never leaving these devices where they could be lost or stolen (including in a locked car or unsecured in a hotel room or vehicle)

•	Not sharing your password or access codes with anyone else—even fellow Key employees

•	Not allowing others to use your accounts

•	Not disclosing the Company’s confidential information to third parties

•	Not violating the rights of any person or company protected by copyright, trade secret, patent, or other intellectual property, or similar laws or regulations

It’s also important for us to act professionally when using Key’s information systems. Three key points to remember are:

•	Always adhere to our Core Values, Company policies and our Code when composing email, instant messages and text messages

•	Refrain from using unkind words, discriminating or harassing comments and threatening or abusive language in any communications

•	Refrain from accessing, sending or storing pornographic material

Always remember that electronic messages, both personal and business-related, can be copied and forwarded without your knowledge or consent. The Company reserves the right to monitor, record, disclose, audit and delete, without prior notice, the nature and content of an employee’s activity using the Company’s electronic systems, to the extent permitted by local law.

Q: Aaron is a mechanic for Key. He repairs and maintains equipment and is quite good at troubleshooting. On several occasions, he has taken his Key-provided tools home with him to work on home improvement projects for neighbors and friends. Key is always promoting community involvement, so he feels sure that Key would not mind him using the tools to help others. Is Aaron entitled to use these tools for tasks outside of his job description?

A: No. Aaron should not use Key property for personal reasons. He’s kind to want to use his skills to help friends, but Key’s tools should be used only for Key business. We must all respect our Company’s property at all times, including Company-issued tools and equipment.

Q: Jean is an Area Manager for Key. She’s required to travel to different locations, where she meets with local managers, employees and customers. Over the past couple of months, she’s been on the road a lot. When she’s home, she takes her family out to nice restaurants, buys her family groceries, and fills up her husband’s car with fuel using her Company credit card. She feels this is the least the Company can do to compensate her for being away for so many days these past couple of months. Does Jean deserve to use the Company credit card for these expenses?

A: Jean should never use Company funds (which includes credit cards and fuel cards) to cover her personal expenses, even if she feels she deserves it or that the Company won’t notice. If Jean doesn’t feel she is being compensated fairly in light of her recent travel obligations, she should discuss her concerns with her manager.

Q: Josh, a Human Resources Generalist, has access to a database that contains confidential personnel information, such as social security numbers, driver’s license numbers, benefits information and addresses. Josh’s best friend, who’s a recruiter for the oil and gas industry, asks Josh for a list of all employees in the Alice, Texas, location, along with their social security numbers and addresses. Josh runs a report and gives the information to his best friend who proceeds to contact the employees on behalf of a company that competes with Key. Although Josh had permission to access Key’s database, was he permitted to share the information with his friend?

A: No. Under no circumstance should Josh have shared this private employee information with his friend. Even though Josh had access to the information for his job, he is only permitted to use such information for job-related purposes.

Q: Sheila, an Operations Administrative Supervisor, and her husband own a commercial cleaning business that they operate out of their home at nights and on the weekend. However, Shelia uses her Company computer to invoice the customers of their personal business. Should she do this?

A: No. Although this outside employment does not seem to interfere with Sheila’s loyalty to Key or otherwise present a conflict of interest, she is not permitted to use her Company computer to run a side business. She should perform all personal business on a personal computer while not on Key’s time.

Q: Ben, a Yard Helper, is starting to notice that a lot of scrap is piling up in the Key yard. He even sees a trailer that no one has used for months. One Saturday, he and his friend enter the yard, load up a truck with the scrap and haul the scrap, along with the trailer in tow, to Ben’s house. Ben thinks he’s doing the Company a favor by clearing out the “trash.” Should Ben have taken what he believed to be trash?

A: No. This scrap material and the trailer are not trash. They are Company property and Ben has no right to take possession of them for his personal use or financial gain. Our Company has policies regarding the disposition of assets, including scrap material. If Ben was concerned about the scrap piling up, he should have referred to those policies and discussed them with his manager.

WE AVOID INSIDER TRADING

From time to time as we work, we may learn inside information about our Company or our business partners. Inside information is both “material” and “non-public.” Material means important information a reasonable investor would want to know before buying or selling a security (such as company stock). Information is considered non-public when only those within our Company know about it. This label applies until the information is announced to the public and two full trading days have passed.

We must never make decisions about buying or selling securities based on inside information. Doing so is considered insider trading, which is illegal. If you have inside information about a company, you must not trade in that company’s stock. In addition, you cannot share inside information with someone else so that he or she can financially benefit from the information. This practice, known as tipping, is also illegal.

If you have any questions about whether the information you possess is inside information, or whether a financial decision you are considering is allowed, contact the Legal Department for more guidance.

WE RESPECT THIRD-PARTY INFORMATION

We expect our customers, suppliers and other business partners to respect our confidential, proprietary and trade secret information. In turn, we always respect the third-party information entrusted to us. This means we never share the confidential information our business partners share with us.

This also applies to any competitor information we learn unintentionally. If we do learn competitor information without the owner’s permission, we should immediately alert the Legal Department. Unless the information is clearly public information (such as best practices, what is available on the Internet or in public filings), do not use it without permission. For similar reasons, we must never ask our fellow Key employees to tell us about competitive information from previous employers.

Likewise, we’re always careful when using third-party intellectual property. We only do so legally, such as with prior written permission. This means we only use properly licensed software. We’re also careful only to use our own resources in our sales and marketing materials.

WE COMPETE FAIRLY

We believe in the quality of the work we do. Quality, along with our commitment to ethics and integrity, allows us to remain a market leader. Our customers trust us to provide high-quality service, and our Company’s success depends on maintaining that trust. That means we must make sure that the services we provide are safe, comply with applicable laws and regulations and consistently meet or exceed the Company’s standards.

Ethics of Suppliers

An important part of maintaining our quality is holding suppliers accountable for the quality, safety and integrity of the products and services they provide to us. If you know or suspect that a supplier is not upholding its commitments to quality, safety and integrity, it’s your responsibility to report the situation to Supply Chain Management.

Fair Dealing

In addition, our Company strictly prohibits unethical sales or marketing practices. We’re committed to fair dealing, which means that our business conduct is always rooted in honesty and integrity. If your job entails selling, advertising, promoting or marketing our services, you must be especially alert for any misstatements. We must always be accurate and truthful when representing the quality, features or availability of our services. Fair dealing also means we never make unfair or inaccurate comparisons between our competitors’ services and our own.

Competition Laws

Competing fairly also means we abide by competition laws (called antitrust laws in the United States) wherever we do business. The specifics of these laws may vary from country to country, but their general purpose is to ensure a level playing field. This allows our customers to get the best services for the fairest prices.

Generally, competition laws require that we make independent business decisions based on what’s best for our Company. We cannot collaborate with any of our competitors as a means of spreading risk or reducing cost. To that end, we should never discuss any of the following topics with our competitors’ employees and representatives:

•	Pricing or marketing strategies

•	Bid rigging

•	Allocating markets, customers or territories

•	Tying the sale of one product or service to another

If a competitor tries to engage you in any of these types of discussions, it’s not enough to walk away from such a discussion. You must make it clear that you will not participate in any questionable acts. Even the appearance of anticompetitive behavior can cause severe trouble for our Company. Report any such behavior to the Legal Department.

Q: Gina works in Sales for Key. She’s proud of the good job she does, and she knows that her manager has started to expect great things from her. While she’s flattered that he sees potential in her, she also feels the pressure to perform. She decides that she could learn some good selling points if she were to call a competitor and pose as an interested client. Not only could she learn their sales tactics, but she might also pick up information to use against that competitor when she’s trying to convince clients that Key is the right provider for them. Is it right for Gina to do this?

A: While it’s admirable that Gina wants to increase her productivity for Key, she must never use deception to gain an advantage. Using publicly available information about our competitors is fine, but we should only obtain this information legally and ethically. Gina is not competing fairly if she misrepresents herself on a call. We also never speak unkindly of our competitors. While it’s fine to share facts, we never share opinions or gossip about competitors.

WE RESPECT AND ABIDE BY TRADE LAWS

Because we have a worldwide presence, we cannot stop with simply meeting local rules and regulations. We must also comply with all national and international rules that regulate our trading activity. We must understand and follow international trade laws (including import, export controls and sanctions laws) in the United States and other countries where we do business.

An export occurs when a product, service, technology or piece of information is shipped to a person or company in another country. An export can also occur when technology, technical information or software is provided in any way (including verbally, in the case of information) to a non-United States citizen located in either the United States or a third country. Before agreeing to export anything, verify the eligibility of both the delivery location and the recipient location. Make sure to have all required licenses and permits, and pay all proper duties in accordance with our FCPA Compliance Manual and our Code. Do not look for short cuts. Follow all guidelines and honor the proper steps.

Import activity, or bringing the goods we purchase from a foreign or external source into another country, is also generally subject to various laws and regulations. Specifically, this activity may require the payment of fees and taxes, as well as the submission of certain filings. All such payments and filings should be made in compliance with local and U.S. law and our Code.

Sanctions imposed by the United States, the United Nations, the European Union, other countries or other geo-political organizations may restrict or prohibit dealings with certain countries or individuals. Activities that may be restricted include asset transfers, monetary payments, provision of services, exports of sensitive technology and travel to the affected countries. We must know and follow applicable restrictions wherever we are doing business. For questions regarding international trade controls, consult the Legal Department or refer to our Export Compliance Policy.

Because we operate globally, we must also be mindful of illegal boycott requests. Under United States law, we may not engage in any of the following activities, regardless of our location:

•	Refusing or agreeing to refuse to do business with a boycotted country or its nationals

•	Refusing or agreeing to refuse to do business with a blacklisted or boycotted company

•	Certifying that an entity is not blacklisted

•	Agreeing to participate in or otherwise cooperate with an unsanctioned foreign boycott

•	Providing information on a company’s activities with a boycotted country or with a blacklisted company or concerning the race, religion, gender or national origin of personnel

Our Company must report any requests to participate in an unsanctioned boycott to the United States government. If you believe you have received a boycott request or have any questions about boycott activities, it is crucial that you consult with the Legal Department.

TEAMWORK AND COMMUNITY:

THE WAY TO EMPOWER AND SHARE OUR SUCCESS

WE THINK ABOUT OUR GLOBAL FOOTPRINT

As good corporate citizens, we care about how our actions impact our world. We comply with the environmental laws, rules and regulations in all the locations where we do business.

Q: Frank noticed a small leak coming from one of the tanks on a worksite. He disregarded it as unimportant and left the location without notifying anyone. Overnight, the leak continued, and it ended up affecting the drinking water in the nearby neighborhood. What should Frank have done?

A: Frank should have immediately reported the leak to his supervisor or Health, Safety and Environment so that they could report the spill to the appropriate environmental agency and resolve the issue as quickly as possible. What seems like a small or insignificant issue has the potential to create harm, damage the reputation we have worked hard to build and cost our Company a lot of money.

WE HAVE A CORPORATE SOCIAL RESPONSIBILITY

Our Company makes a positive difference in the communities where we live and work through our volunteer and political activities. Our Company gives back to its communities by partnering with select non-profit organizations through the Key Charity Committee.

We’re encouraged to support our communities in similar ways. We’re always free to make personal charitable contributions. However, if we wish to take part in charitable activities on Company time, we must obtain prior management approval. Likewise, if we wish to support a charity on the Company’s behalf, such contribution must be pre-approved by the Key Charity Committee.

In the United States, employees are welcome to participate in Key’s Political Action Committee (PAC). However, participation is a choice, and no one should feel any obligation to contribute. Never try to pressure a fellow employee into donating to or voting for a certain cause or candidate. Our Company never directly contributes to political causes or candidates, and refrains altogether from political involvement outside the United States. Because of the legal risks surrounding corporate campaign contributions, never use Company time or resources (including phones, computers or even copy machines) to conduct political activities.

WE CONSIDER KEY’S REPUTATION IN THE COMMUNITY

We value our reputation in the community. To preserve our reputation for integrity, we must ensure that our communications with the public give an accurate and honest picture of our business operations, transactions and plans. It’s important for us to speak about our Company with one consistent voice. To make sure all statements are correct and precise, we may not make public statements on our Company’s behalf unless we have been designated as a Company spokesperson. Never answer an investor, security analyst, press member or other public contact who requests information from you on behalf of the Company, even if the request is informal. Instead, refer them to the Company’s Investor Relations Department. Requests from government officials or attorneys should be referred to the Legal Department.

Key recognizes that the Internet provides unique opportunities to listen, learn and engage with stakeholders using a wide variety of social media, including blogs, microblogs (such as Twitter), social networking sites (such as Facebook and LinkedIn), wikis, photo/video sharing sites and chat rooms. However, keep in mind that there are many laws around the world that regulate what Key can and cannot say about its services. The following are some guidelines when using social media:

•	Always remember that the Internet is a public place.

•	Protect Company assets and confidential information.

•	Make it clear to readers that the views expressed are yours alone and that they do not reflect the views of the Company.

Remember that electronic messages (such as emails and text messages) are permanent, transferable records of our communications. Anything you type or post can affect our Company’s reputation.

If you believe that Key technologies or electronic communications are being used inappropriately, notify your supervisor who will then alert the appropriate department.

WAIVERS

Our Board of Directors must approve any amendment of this Code. Our Board must also approve any waiver of our Code for our directors and executive officers, including the Chief Executive Officer and senior financial officers. Any amendment or waiver of our Code must be reported to the Company’s Disclosure Committee and will be disclosed publicly, if and as required by law or stock exchange rules.

ETHICS HOTLINE AND ETHICS WEBSITE CONTACT INFORMATION AND OTHER RESOURCES

There are many ways to find help in the event you have a question or suspect that there has been a violation of our Code. One way is to contact the Ethics Hotline using the dialing instructions for the country from which you are calling. Countries with an asterisk (*) are serviced by AT&T Direct. In those countries, you must dial the AT&T access code listed below for your country. After a brief AT&T greeting in English followed by a “bong” tone, dial the Ethics Hotline toll free number, 888-299-9565. Please be patient. An operator in the native language will answer the call.

For countries not listed, use the international operator to place a collect call to the United States at 770-613-6329. As countries and new numbers are added, they can be found at www.keyenergy.com.

You can also submit a report by accessing the Ethics Website at www.reportlineweb.com/KeyEnergy.

COUNTRY	PHONE NUMBER

Bahrain	8000-0999

Canada	1-800-299-9565

Colombia	01-800-518-1654

Ecuador	800-225-528 *

Mexico	English: 01-800-112-2020 * Spanish: 001-800-658-5454 *

Oman	001-678-248-7290

Russia	Moscow: 363-2400 * Outside Moscow: 8^812-363-2400 *

United States	1-800-299-9565

In addition to the Ethics Hotline, you should direct any questions or concerns to any the following resources:

•	Chief Compliance Officer, at +1-713-651-4300 or cco@keyenergy.com

•	Senior Director, Human Resources (Domestic or International), at +1-713-651-4300

•	Internal Audit, at +1-713-651-4300

•	Director of Loss Prevention, toll-free at +1-866-902-3438

•	Ethics Committee

•	In writing: Ethics Committee, Key Energy Services, 1301 McKinney Street, Suite 1800, Houston, Texas 77010

•	By email: ethics@keyenergy.com

•	By fax: +1-432-618-3521

CERTIFICATION

By signing below, I acknowledge that I have received my copy of Key’s Code of Business Conduct (“Code”). I understand that each Key employee, officer, and director is responsible for knowing and adhering to the principles and standards of our Code.

I further acknowledge and agree that Key’s Code is intended to provide a general overview of our Company’s policies and does not necessarily represent all such policies and practices in effect at any particular time. I certify that I have carefully read and I understand the Code. I support these professional standards for Key, and for myself, and I will act in accordance with them.

In addition, I have been asked to disclose any conflicts of interest. Consistent with that requirement, I hereby state (Check one):

☐	I have nothing to disclose.

☐	I would like to make the following disclosures. (List and briefly explain below, even if disclosed previously. Additional pages may be attached.)

I understand and agree that if additional or new circumstances arise that require disclosure, I will disclose such conflicts of interest matters in writing to my manager. I will then be able to work with appropriate Key resources to resolve the conflict.

I understand that I should contact one of the resources listed in our Code if I have any questions concerning this document, or any behavior or situation concerning Key. I also understand that I have a responsibility to report in good faith any violations or potential violations of this Code to my manager, Human Resources, or the Ethics Hotline immediately.

Date:

Employee Name (Please Print)

Employee Signature